

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

Via E-mail
Rick L. Wessel
Chief Executive Officer
First Cash Financial Services, Inc.
690 East Lamar Blvd., Suite 400
Arlington, TX 76011

> **Re:** **First Cash Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Response dated January 18, 2012**
> **File No. 000-19133**

Dear Mr. Wessel:

We have reviewed your response dated January 18, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 16 – Geographic Areas

1. We note your response to our comment regarding your disclosure of one reportable segment. You state each of your stores would meet the definition of an operating segment, that your resources are allocated primarily based on the revenues of individual stores and that you evaluate the results of individual stores, however you did not consider the aggregation criteria for determining your one reportable operating segment; rather you used the "logical management operating structure." We are not persuaded that your use of the logical management operating structure instead of the aggregation criteria set

forth in ASC 280 is appropriate. Please explain to us how your use of the "logical management operating structure" complies with ASC 280.

As previously requested, disclose the factors used to identify your reportable segment and disclose whether operating segments have been aggregated as required by FASB ASC 280-10-50-21(a). Show us what your disclosure will look like revised.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief